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 **Participant Assistive Products**

Wayne Hanson

Co-Founder at Xplore Mobility

Bozeman, Montana · 49 connections · **Contact info**

About

WAYNE HANSON
Wayne grew up in Montana and currently lives in Bozeman, Montana with his wife Lee Ann. Nearby are Wayne's two children and five grandchildren. Wayne loves developing and delivering innovative products for chi   ... see more

Experience



Co-Founder,
Participant Assistive Products
May 2018 – Present · 1 yr 5 mos
San Francisco, CA 94115

Assistive products provide a bridge to participation resulting in a transformational change. Basic needs are solved through access to the education, work, health care and social life opportunities that are nearby.

Everyone can have what they need to participate fully in life. Participant is using advances in technology to make affordable assistive products - starting with wheelchairs and strollers.

From Managua to Manilla and from Boston to Bangkok, kids need assistive product... See more



Co-Founder, Executive Director
ROC Wheels (Reach Out and Care Wheels, Inc.)
Jul 1999 – Present · 20 yrs 3 mos
250 Shepherd Trail, Unit A.,Belgrade, Montana, 59718

ROC Wheels Mission:
To mobilize people with disabilities in developing countries and to foster partnerships through ministry, youth empowerment, wheelchair distributions, manufacturing opportunities, and educational development.... See more

Co-Founder
Xplore Mobility
Jul 2006 – Jul 2012 · 6 yrs 1 mo
Xplore Mobility has been puchased by Lorenzo Romero and is now called Leggero, USA, Inc.

Co-Founder
Kids Up Inc
Feb 2002 – Jul 2006 · 4 yrs 6 mos
Kids-Up was purchased by Pride Mobility.

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Jul 2003 – Jun 2004 · 1 yr
Fort Collins, Colorado, USA

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Skills & Endorsements

Product Development · 1

Scott Beltz has given an endorsement for this skill

Project Management · 1

Scott Beltz has given an endorsement for this skill

Wheelchairs · 1

Christian Appel has given an endorsement for this skill

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